Free Writing Prospectus to Preliminary Terms No. 488

Registration Statement Nos. 333-275587; 333-275587-01

Dated December 29, 2023; Filed pursuant to Rule 433

Morgan Stanley

2.75-Year Worst-of SLV and GDX Contingent Income Buffered Auto-Callable Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary terms referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlyings:	iShares® Silver Trust (SLV) and VanEck® Gold Miners ETF (GDX)
Early redemption:

Beginning after six months, if the determination closing price of each of the underlying shares is greater than or equal to its initial share price on any quarterly redemption determination date, the securities will be automatically redeemed

Contingent monthly coupon:	8.00% to 10.00% per annum
Coupon barrier level:	85% of the initial share price for each underlying
Buffer amount:	15%
Redemption determination dates:	Beginning after six months, quarterly
Coupon payment dates:	Monthly
Pricing date:	January 26, 2024
Final observation date:	October 26, 2026
Maturity date:	October 29, 2026
CUSIP:	61771WFK9
Preliminary terms:	https://www.sec.gov/Archives/edgar/data/895421/000183988223035287/ms488_fwp-18201.htm
[1]All payments are subject to our credit risk

Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Change in Worst Performing Underlying	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$1,000.00
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-15%	$1,000.00
-16%	$990.00
-20%	$950.00
-30%	$850.00
-40%	$750.00
-50%	$650.00
-60%	$550.00
-70%	$450.00
-80%	$350.00
-90%	$250.00
-100%	$150.00

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Shares

For more information about the underlying shares, including historical performance information, see the accompanying preliminary terms.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities provide a minimum payment at maturity of only 15% of your principal.

●The securities do not provide for the regular payment of interest and may pay no interest over the entire term of the securities.

●The contingent monthly coupon, if any, is based only on the determination closing prices of the underlying shares on the related monthly observation date at the end of the related interest period.

●Investors will not participate in any appreciation in the price of either of the underlying shares.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Reinvestment risk.

●The securities will not be listed on any securities exchange and secondary trading may be limited, and accordingly, you should be willing to hold your securities for the entire 2.75-year term of the securities.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is approximately $930.40 per security, or within $35.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Investing in the securities is not equivalent to investing in the underlying shares, in the commodity composing the SLV Shares or the securities composing the NYSE Arca Gold Miners Index or the GDX Shares.

●Hedging and trading activity by our affiliates could potentially affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Shares

●You are exposed to the price risk of each of the underlying shares, with respect to both the contingent monthly coupons, if any, and the payment at maturity.

●Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.

●The securities are subject to risks associated with silver.

●There are risks relating to trading of commodities on the London Bullion Market Association.

●Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the securities.

●Investing in the securities exposes investors to risks associated with investments in securities with a concentration in the gold and silver mining industry.

●There are risks associated with investments in securities linked to the value of foreign equity securities.

●The prices of the GDX Shares are subject to currency exchange risk.

●The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the underlying shares.

●Adjustments to the GDX Shares or the index tracked by the GDX Shares could adversely affect the value of the securities.

●The performance and market price of the SLV Shares and the GDX Shares, particularly during periods of market volatility, may not correlate with the performance of its underlying commodity, with respect to the SLV Shares, or the share underlying index or the component securities of the share underlying index, with respect to the GDX Shares, or the net asset value per share of the respective underlying shares.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.